August 20, 2019

Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
Navios Maritime Partners, L.P.
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

       Re: Navios Maritime Acquisition Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 19, 2019 and File No. 001-34104
           Navios Maritime Partners L.P.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 9, 2019 and File No. 001-33811
           Navios Maritime Holdings Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 29, 2019 and File No. 001-33311

Dear Ms. Frangou:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure